02049568

Soho Resources Corp.
SOH:CDNX

82-4126

August 1, 2002

SEC MAIL PROCESSING
RECEIVED
AUG 1 9 2002
WASH, D.C. 180 SECTION

United States Securities and Exchange Commission
Washington, D.C
20549
USA

SUPPL

Dear Sir or Madam:

RE: SOHO RESOURCES CORP. - FINANCIAL STATEMENTS

Please find enclosed one copy of the Company's unaudited financial statements, for the *First Quarter ending May 31, 2002* with the *Exemption number 12g3-2(b).*

Yours truly,

SOHO RESOURCES CORP.

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

for
Ralph Shearing
Director

dlw 9/4

Enclosure

BOX 11569, VANCOUVER CENTRE
SUITE 450, 650 WEST GEORGIA STREET
VANCOUVER, BC CANADA V6B 4N8

TELEPHONE: 604.684.8071 • FACSIMILE: 604.684.3829
e-mail: info@sohoresources.ca • www.sohoresources.ca
Consam\public\Templates & Forms\SOHO\Quart. Rep - USSEC. Ltr.doc

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SOHO RESOURCES CORP.	02	05	31	02	07	25

ISSUER ADDRESS				
450 – 650 WEST GEORGIA STREET, PO BOX 11569				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8071
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
RALPH SHEARING		DIRECTOR		604-684-8071
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"RALPH SHEARING"	RALPH SHEARING	02	07	30
"SAM NASTAT"	SAM NASTAT	02	07	30

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the three month period ended May 31, 2002.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   See attached unaudited consolidated financial statements for the three month period ended May 31, 2002.

2. Related party transactions:

   See Note 4 of the attached unaudited consolidated financial statements for the three month period ended May 31, 2002.

3. Summary of securities issued and options granted during the period:

   a) Summary of securities issued during the period: None

   b) Summary of options granted during the period: None

4. Summary of securities as at the end of the reporting period:

   a) Authorized: 100,000,000 common shares with no par value

   b) Issued and outstanding: 16,423,425 common shares

      Capital stock: $9,541,500

   c) Summary of options, warrants and convertible securities outstanding:

Type	Number	Price	Expiry Date
Share purchase warrants	810,000	$ 0.26	October 18, 2002
Share purchase warrants	372,538	0.43	June 5, 2003
Director/employee options	27,000	0.24	October 22, 2004
Director/employee options	15,000	0.25	December 5, 2005
Director/employee options	400,000	0.40	February 15, 2006

   d) There are no shares held in escrow.

5. List of Directors and Officers: Bassam Nastat – Director and President
   Ralph Shearing – Director, CEO and Secretary
   John Anderson – Director
   James Matthew Duford – Director
   Milton Cox – Director

SCHEDULE C: MANAGEMENT DISCUSSION

Dear Shareholder,

I am pleased to present the audited financial statements for the first quarter reporting period ending May 31, 2002 for Soho Resources Corp. ("Soho" or the "Company"). Soho is in the oil & gas business and also maintains an interest in a mineral exploration and mining project.

BOSSIER GAS PRODUCTION AND LEASE ACREAGE ACQUISITION

On January 28, 2002, the Issuer entered into a letter agreement with Gypsy Resources Corp., ("Gypsy") of Olive Branch, MS., to acquire a 12.5% interest in a producing gas well and up to a 100% interest in certain gas leases totaling approximately 770 acres, located within the Bossier Sandstone Gas Play in Freestone County, Texas.

The Company and Gypsy renegotiated the terms of the acquisition such that Soho has made an advance payment to Gypsy of US $100,000 and has thereby purchased a preliminary 5% interest in the Lane #1 well. The balance of funds due to Gypsy under the agreement will be paid upon receiving regulatory approval to the transaction.

Soho will acquire a total of 12.5% interest in the producing Lane #1 gas well and up to a 100% interest in certain gas leases totaling approximately 770 acres, located within the Bossier Sandstone Gas Play, in Freestone County, Texas. Upon regulatory approval of the transaction and payment of all the funds due under the agreement a work program will be conducted on the Lane #1 well. This work program is expected to dramatically increase gas production from the well

The targeted Bossier gas interests are strategically located within Anadarko Petroleum's ("APC:NYSE") east Texas Bossier gas play. The Bossier gas play (1 TCF gas) is Anadarko Petroleum's #1 development and exploration play in North America with 28 rigs working in the 3rd quarter of 2001. Wells commence with high initial production ("IP") consistently over 5mmcf/d, with IP's up to 51.5mmcf/d. Anadarko successfully completed 105 wells in the first nine months of 2001 and is currently producing from the Bossier Formation in over 400 wells. Anadarko gas wells typically have 3 BCF gas reserves on average from the Bossier formation on 80 acre spacing. Anadarko enjoys almost a 100% success rate, with most of their wells being completed as producers. *(information from corporate web site, Anadarko.com)*

The three Gas leases covered under the agreement are:

The Lane lease, approximately 195 acres, containing the Lane #1 gas well currently producing at a restricted rate of approximately 250 mcf/d. Upon completion of the productive Bossier zone in this well, gas was flow tested at a rate of 3.5mmcf/d for 4 hours until production became restricted due with lost circulation material clogging the well bore.

The Garrett unit, approximately 95 acres, containing the plugged W.T. Garrett #1 well bore. The Garrett #1 well has excellent wire line log responses, indicating gas within a thick Bossier sand section.

The Southwestern University Lease, approximately 500 acres, containing the plugged Southwestern University #1 well bore.

PRIVATE PLACEMENT FUNDING

On March 13, 2002 Soho announced that it had arranged a private placement of up to 6,500,000 units at $0.10/unit in order to fund the Gypsy acquisition. Soho, as of the date of this shareholder report, is in the final stages of completing this private placement and anticipates closing the placement within the next two week from the date of this report.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Both the above private placement and the Gypsy acquisition require regulatory approval before being fully implemented. The Issuer intends to file for regulatory approval during August 2002.

On April 18, 2002, Mr. Milton Cox and Mr. Bassam "Sam" Nastat were appointed as directors of the Issuer and Mr. Robert Brown resigned from the Issuer's board of directors. At a subsequent board meeting Sam Nastat was appointed President and Milton Cox Chairman & Chief Executive Officer, of the Issuer.

HUNTFORD RESOURCES & ARRANGEMENT AGREEMENT

In February 2001, Soho funded Huntford's acquisition of additional Working Interests in the Quest Prospect and the Quest #16-21 well. Through the remainder of 2001 Soho attempted to secure financing in order to develop the Quest project. These efforts were unsuccessful mostly due to low gas prices and the poor condition of the equity markets through 2001.

The relationship between Mr. Tedesco and the board of directors of Soho deteriorated during late 2001 due to the poor financial condition of both Soho and Huntford as well due to certain issues within Huntford Resources Corp, and in January 2002, Mr. Steven Tedesco resigned his position as president and director of Soho Resources Corp.

The issues within Huntford Resources Corp., that came to the attention of Soho, have caused Soho to indefinitely postpone filing the Huntford transaction for final regulatory approval with the TSX Venture Exchange.

The Huntford corporate issues concerned certain non-arms length transactions implemented within Huntford without proper disclosure to the Issuer, or proper disclosure to the independent members of Huntford's board of directors nor the approval of Huntford's board of directors. These non-arms length transactions seriously affected the assets and liabilities of Huntford such that Soho has found it necessary to indefinitely postpone finalizing the Arrangement Agreement.

Soho hopes that these issues with Huntford can be resolved to its satisfaction in order to allow the Arrangement Agreement to proceed to completion. Soho intends to seek US legal counsel to advise on these important matters and take appropriate steps to resolve all disputes.

Mining Activities

Tahuehueto Mine Project, Mexico

The Company, through its wholly owned Mexican subsidiary, Samarkand de Mexico, owns 90% of the issued and outstanding capital stock of Sacramento de la Plata. Sacramento holds a 100% interest in the Tahuehueto mineral property, located in Durango State, Mexico.

Of the 90% ownership of Sacramento, 85% was acquired in 1997 pursuant to a Share Purchase Agreement.
The vendors refused to accept certain payments due under this agreement and initiated legal action, through the Mexican courts, to have the Share Purchase Agreement rescinded. The Company is successfully defending itself against these actions and believes the lawsuit is without merit. Recent court decisions are supporting the Company's defense as more thoroughly explained in year end 2002 audited financial statements.

Due to the ongoing litigation and unfavorable conditions in the mining resource markets, the Tahuehueto Mine Project has been placed on-hold. As a result, the Company has written-down the value of this project to a nominal amount of $100.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Financing

During the first quarter of the Company's fiscal year 2003 - 20003 the Company, March 13, 2002 announced a potential private placement of $650,000 and since that announcement has concluded agreements for, and collected, approximately $523,700 of the total private placement proceeds and expects to collect the remaining funds over the next two weeks. The bulk of these private placement funds will be used to pay the acquisition costs of certain gas interests being purchased from Gypsy Resources, Ltd. while a smaller portion will help improve the working capital deficiency. The private placement is subject to the approval of the TSX Venture Exchange.

Investor Relations

Soho has engaged Windward Communications Ltd. to work with investors, brokers, analysts and the media. Windward also coordinates the Company's attendance at trade shows, conventions and other presentations. Windward also provides investor relations and corporate communication services in the United States and Great Britain. Windward's engagement has been temporarily put on hold pending closing the Gypsy transaction and recently announced private placement.

The Company has not incurred any costs associated with investor relations during the first quarter of 2002.

General and administrative expenses

The Company has incurred $50,345 in general and administrative expenses during the first quarter reporting period (please see the Company's Consolidated Statements of Operations and Deficit for a breakdown of these expenses).

Liquidity

In March 2002 the Company announced a potential private placement of $650,000 and since that announcement has concluded agreements for, and collected, approximately $523,700 of the total private placement proceeds and expects to collect the remaining funds over the next two weeks from the date of this management report. The bulk of these private placement funds will be used to pay the acquisition costs of certain gas interests being purchased from Gypsy Resources, Ltd. (as more thoroughly explained in note 19 of the audited financial statements of February 28, 2002), while a smaller portion will help improve the working capital deficiency.

The Company is currently negotiating with certain of its creditors including certain members of Company management and expects to be in a position to significantly reduce the working capital deficiency as well as to retire certain notes payable and convertible loans through debt settlement for shares and debt forgiveness. Management is targeting a debt reduction of up $525,000 through debt settlement for shares and debt forgiveness. Management is also actively negotiating additional financing.

SCHEDULE C: MANAGEMENT DISCUSSION (cont'd...)

Outlook/Overview

Soho's management has made a concentrated effort to enter into the oil and gas resource sector. Upon completing the acquisition of the Gypsy Resources, Ltd., Texas Bossier gas leases and producing Lane #1 gas well, the Company will have secured a cash flowing asset within the exciting Bossier gas trend. The Company anticipates a significant increase in the production from the Lane # 1 gas well upon completion of work program to stimulate the productive zone. The increase in cash flow, plus the debt settlement and debt forgiveness under negotiation and once completed, will help stabilize the Company and allow it to quickly eliminate its working capital deficiency. Continued development on the Gypsy leases being acquired by Soho, is expected to significantly increase cash flow to Soho thereby allowing additional potential acquisitions.

On Behalf of the Board of Directors of
Soho Resources Corp.

"Ralph Shearing"

Ralph Shearing,
Director
July 30, 2002

SOHO RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

MAY 31, 2002

7

SOHO RESOURCES CORP.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	May 31, 2002	February 28, 2002 (Audited)
ASSETS		
Current		
Cash	$ 141	$ -
Receivables	130,412	131,162
	130,553	131,162
Mineral properties (Note 2)	100	100
Oil and gas properties (Note 3)	89,853	-
Capital assets	15,087	16,184
	$ 235,593	$ 147,446
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Bank indebtedness	$ -	$ 26
Accounts payable and accrued liabilities	628,332	618,220
Notes payable	128,752	125,070
	757,084	743,316
Convertible loan	227,975	221,266
	985,059	964,582
Shareholders' equity (deficiency)		
Capital stock	9,541,500	9,541,500
Share subscriptions received in advance	118,015	-
Equity component of convertible loan	23,183	23,183
Deficit	(10,432,164)	(10,381,819)
	(749,466)	(817,136)
	$ 235,593	$ 147,446

On behalf of the Board:

"Ralph Shearing" Director "Sam Nastat" Director

8

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MAY 31

	2002	2001
EXPENSES		
Amortization	$ 1,097	$ 1,526
Automobile	-	878
Consulting and financial services	-	15,050
Interest and bank charges	180	14,276
Interest on capital lease	-	163
Interest on convertible loans	11,624	-
Interest on notes payable	1,052	-
Investor relations	5,750	39,414
Loan bonuses	-	36,978
Management fees	-	9,000
Office and miscellaneous	963	1,197
Professional fees	4,659	46,344
Rent	14,689	7,607
Telephone	1,958	2,440
Transfer agent and regulatory fees	675	4,094
Travel and promotion	1,000	3,011
Wages and benefits	6,698	19,399
Loss before other items	(50,345)	(201,377)
OTHER ITEMS		
Interest income	-	28,810
Other income	-	10,878
Write-down of resource property costs	-	(9,049)
	-	30,639
Loss for the period	(50,345)	(170,738)
Deficit, beginning of period	(10,381,819)	(7,972,531)
Deficit, end of period	$ (10,432,164)	$ (8,143,269)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	16,423,423	12,912,875

SOHO RESOURCES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
THREE MONTH PERIOD ENDED MAY 31

	2002	2001
CASH FROM OPERATING ACTIVITIES		
Loss for the period	$ (50,345)	$ (170,738)
Items not involving cash		
Amortization	1,097	1,526
Accretion of liability component of convertible loan	6,709	-
Loan bonuses	-	36,978
Write-down of resource property costs	-	9,049
Changes in non-cash working capital items		
(Increase) decrease in receivables	750	(15,228)
Increase in prepaid expenses	-	(17,000)
Increase in accounts payable and accrued liabilities	10,112	61,238
Net cash used in operating activities	(31,677)	(94,175)
CASH FROM FINANCING ACTIVITIES		
Issuance of common shares	-	327,630
Subscriptions received in advance	118,015	-
Proceeds from notes payable	3,682	15,450
Payments on capital lease obligation	-	(3,723)
Net cash provided by financing activities	121,697	339,357
CASH FROM INVESTING ACTIVITIES		
Advances to Huntford Resources Corp.	-	(245,388)
Deferred exploration costs	-	(9,049)
Oil and gas property costs	(89,853)	-
Net cash used in investing activities	(89,853)	(254,437)
Change in cash during the period	167	(9,255)
Cash (bank indebtedness), beginning of period	(26)	13,494
Cash, end of period	$ 141	$ 4,239

1. NATURE AND CONTINUANCE OF OPERATIONS

The accompanying unaudited consolidated interim financial statements of Soho Resources Corp. are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. They include the accounts of the Company and its wholly-owed subsidiary, Samarkand de Mexico S.A. de C.V. ("Samarkand") and its 90% owned subsidiary, Sacramento de la Plata S.A. de C.V. ("Sacramento"), (collectively referred to as the "Company"). All inter-company transactions and balances have been eliminated upon consolidation.

These financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the fiscal year ended February 28, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results of the interim periods have been reflected. The results for the three month period ended May 31, 2002 are stated utilizing the same accounting policies and methods of application as the most recent annual financial statements, but are not necessarily indicative of the results to be expected for the full year.

	May 31, 2002	February 28, 2002 (Audited)
Deficit	$(10,432,164)	$(10,381,819)
Working capital (deficiency)	(626,531)	(612,154)

2. MINERAL PROPERTIES

Mineral property costs were incurred on the Tahuehueto Project as follows:

	May 31, 2002	February 28, 2002 (Audited)
Balance, beginning of period	$ 100	$ 100
Consulting	-	13,231
Property taxes	-	11,040
	-	24,271
Written-down during the period	-	(24,271)
	-	-
Balance, end of period	$ 100	$ 100

3. OIL AND GAS PROPERTIES

During the three month period ended May 31, 2002, the Company entered into a letter agreement with Gypsy Resources Ltd. ("Gypsy") to acquire certain gas leases located in Freestone County, Texas. The Company will acquire a 12.5% interest in the producing Lane No. 1 gas well and up to a 100% interest in certain gas leases, totalling approximately 770 acres. The Company paid approximately US$55,000 during the period and approximately US$45,000 subsequent to the period, with the balance of US$150,000 due under the agreement to be paid upon regulatory approval of the transaction. A director of Gypsy subsequently became a director of the Company.

Costs were incurred as follows:

	May 31, 2002	February 28, 2002 (Audited)
Incurred during the period		
Acquisition costs	$ 89,853	$ 15,647
Balance, beginning of period	-	-
Written-off during the period	-	(15,647)
Balance, end of period	$ 89,853	$ -

4. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Included in receivables is $86,788 (February 28, 2002 - $87,538) for secretarial services and office [illegible]s due from a company of which a director is a senior officer.

b) A convertible loan of $227,975 (February 28, 2002 - $177,000) is due to a company owned by a director.

c) Notes payable totalling $121,820 (February 28, 2002 - $119,070) are due to directors.

d) Paid or accrued interest expense of $12,582 (May 31, 2001 - $9,030) to directors and a company owned by a director.

e) Included in accounts payable and accrued liabilities is $75,016 (February 28, 2002 - $75,016) for management fees and $61,543 (February 28, 2002 - $61,543) for consulting fees due to directors.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

5. SEGMENTED INFORMATION

The Company operates in three geographic segments as follows:

		Three Month Period Ended May 31, 2002		Three Month Period Ended May 31, 2001
Loss for the period was incurred in:				
Canada	$	50,345	$	161,795
Mexico		-		8,943
	$	50,345	$	170,738

		Three Month Period Ended May 31, 2002		Year Ended February 28, 2002 (Audited)
Identifiable assets are located in:				
Canada	$	145,640	$	147,346
Mexico		100		100
USA		89,853		-
	$	235,593	$	147,446

6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

		Three Month Period Ended May 31, 2002		Three Month Period Ended May 31, 2001
Cash paid during the period for interest	$	180	$	14,276
Cash paid during the period for income tax	$	-	$	-

There were no significant non-cash transactions during the three month period ended May 31, 2002.

6. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd…)

Significant non-cash transactions during the three month period ended May 31, 2001 included:

a) The issuance of 61,630 common shares, valued at $36,978, for loan bonuses.

b) The issuance of 25,000 common shares, valued at $9,803, as a finder's fee on a private placement.